December 16, 2019

Fong Kheong
Chief Executive Officer
Phoenix Plus Corp.
17/F, The Workstation, 43-45, Lyndhurst Terrace
Central, Hong Kong

       Re: Phoenix Plus Corp.
           Amendment No. 3 to Registration Statement on Form S-1
           Filed December 2, 2019
           File No. 333-233778

Dear Mr. Kheong:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 26, 2019 letter.

Form S-1/A Filed December 2, 2019

Exhibits
Exhibit 23.1, page 1

1. Please obtain a currently dated consent from your auditors and include it in an amendment to your filing. Please ensure the consent refers to the most recent amendment.
 Fong Kheong
Phoenix Plus Corp.
December 16, 2019
Page 2

        You may contact Tracie Mariner, Staff Accountant at (202) 551-3744 or Terence
O'Brien, Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Sherry Haywood, Staff Attorney at (202) 551-3345 or Asia Timmons-Pierce, Special Counsel at (202) 551-3754 with any other questions.



FirstName LastNameFong Kheong                             Sincerely,
Comapany NamePhoenix Plus Corp.
                                                          Division of
Corporation Finance
December 16, 2019 Page 2                                  Office of
Manufacturing
FirstName LastName